June 13, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention:	Mr. David L. Orlic

Re:	Clearwire Corporation
Amendment No. 7 to Schedule 13E-3
Filed May 28, 2013
File No. 005-84306

Definitive Proxy Statement on Schedule 14A
Filed April 23, 2013
File No. 001-34196

Dear Mr. Orlic,

This letter is being furnished by Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”), in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 12, 2013 to Erik Prusch, President and Chief Executive Officer, with respect to Clearwire’s Amendment No. 7 to Schedule 13E-3 (File No. 005-84306) (the “Schedule 13E-3”) and Definitive Proxy Statement on Schedule 14A (File No. 001-34196) (the “Definitive Proxy Statement”) that was filed with the Commission on April 23, 2013.

The text of the Staff’s comment has been included in this letter for your convenience and we have set forth the Company’s response to the comment immediately below the comment.

General

1.	Staff’s comment: We note that DISH has made a tender offer for Clearwire Class A common stock for an amount of cash per share that exceeds the cash consideration being offered in the Rule 13e-3 transaction. Consistent with our recent conversations, the staff believes that any proxy supplement sent or given to security holders that contains a change in the board of directors’ recommendation regarding the Rule 13e-3 transaction should be accompanied by a new proxy card. Please confirm your understanding.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will be sending a proxy supplement (the “Proxy Supplement”) to security holders that contains a change in the board of directors’ recommendation regarding the Rule 13e-3 transaction. The Proxy Supplement will be accompanied by a new proxy card. We have enclosed a courtesy package, which includes four copies of the Proxy Supplement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Clearwire’s outside counsel, David Fox at (212) 446-4994 or Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Hope F. Cochran
Hope F. Cochran

Cc:	David Fox, Esq.

Joshua Korff, Esq.

David Feirstein, Esq.